EXHIBIT 99.1


                    AMENDMENT NO. 1 TO 1999 STOCK OPTION PLAN

         This Amendment No. 1 to the Service 1st Bank 1999 Stock Option Plan (the "Plan") is adopted effective as of June 26, 2003 (the "Effective Date"), pursuant to the Plan of Reorganization and Merger Agreement dated March 11, 2003, among Service 1st Bancorp (the "Corporation"), Service 1st Bank (the "Bank") and Service 1st Merger Corporation, whereby the Bank became a subsidiary of Service 1st Bancorp, for the purposes hereinafter provided.


         1. The name of the Plan is amended to read "Service 1st Bancorp 1999 Stock Option Plan."
         2. All references in the Plan to "Service 1st Bank" are amended to read "Service 1st Bancorp."
         3. All references in the Plan to "Company" are amended to mean Service 1st Bancorp and its Affiliates collectively, including Service 1st Bank.
         4. All references in the Plan to "Shares" are amended to mean shares of Service 1st Bancorp common stock.
         5. All references to "Board of Directors" and "Committee" are amended to mean the Board of Directors and a Committee of the Board of Directors of Service 1st Bancorp.
         6. All of the foregoing amendments to the Plan shall be applicable to amend the provisions of any stock option agreement pursuant to which all or any portion of the 171,000 stock options outstanding on the Effective Date were granted under the Plan.

         Except a amended by the foregoing, the Plan shall remain in full force and effect in accordance with its provisions as to the 171,000 stock options outstanding on the Effective Date, subject to the limitation that no additional stock options shall be granted under the Plan from and after the Effective Date in compliance with a permit issued by the California Commissioner of Corporations.


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